FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Shell Takes Decision to Retain its LPG Business

LONDON, March 17/PRNewswire-FirstCall/ -- Royal Dutch Shell plc (Shell) (NYSE: RDS.A; NYSE: RDS.B) announced today, 17th March 2006, that it had completed the review of its global LPG marketing and distribution business and had taken the decision to retain this business within its downstream portfolio.

Shell had previously announced in September 2004 that, following an unsolicited offer from an interested buyer; it had decided to review its options with regard to its LPG business.

Some parts of Shell's LPG business have meanwhile been sold, including Portugal, parts of the Caribbean, Brazil, Paraguay and Italy, for around US$350mln, as part of our downstream portfolio rationalisation in those markets. The remainder will remain within Shell's global downstream portfolio.

Ron Blakely, Executive Vice President Finance Shell Downstream said "we made clear all along in this process that our LPG business is robust, and meets our portfolio criteria. We would only sell if the values and terms of the sale would offer greater value than we would assign to these assets ourselves.

"Having fully tested the market, we have concluded that there is better value for Shell shareholders in retaining these profitable businesses. This is a financial decision, and not a change in strategy. The decision to retain has no impact on the divestment plan as the Group achieved its target of $12-$15 billion by end 2005.

"LPG generates a competitive return on capital employed, and will continue to be run as part of our downstream portfolio in our markets of choice. It will be very much business as usual going forward."

Disclaimer statement

This announcement contains forward-looking statements, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, recovery rates, reserve estimates, loss of market, industry competition, environmental risks, physical risk, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2005 for a description of certain important factors, risks and uncertainties that may affect the Company's businesses. The Company does not undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission ('SEC') permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as "expected producible resources" and "amount of reserves we expect to produce", that the SEC's guidelines strictly prohibit us from including in filings with the SEC.

Source: Royal Dutch Shell PLC

Contact - Investor Relations:
UK:	Gerard Paulides +44-20-7934-6287;
Continental Europe:	Tjerk Huysinga +31-70-377-3996;
USA:	Harold Hatchett: +1-212-218-3112;

Contact - Media Relations:
UK and International:	+44-20-7934-6238/2914/2713/3453;
The Netherlands:	+31-70-377-8750

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 17 March 2006